EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Year Ended December 31, 2005
Income from continuing operations before income taxes	$72,961

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	7,537
Interest element of rentals	3,718

Total fixed charges	11,255

Earnings before income taxes and fixed charges	$84,216

Ratio of earnings to fixed charges	7.48